SoundHound AI, Inc.

5400 Betsy Ross Drive

Santa Clara, CA 95054

VIA EDGAR

July 13, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Matthew Crispino

Re:	SoundHound AI, Inc. Registration Statement on S-1 Filed May 16, 2022 File No. 333-264972

Dear Mr. Crispino:

SoundHound AI, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 9, 2022 regarding the Registration Statement of the Company on Form S-1 (the “Registration Statement”) filed with the Commission on May 16, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 1 to the Registration Statement, which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-1

Cover Page

1.

For each of the Class A common shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants or the securities overlying such shares and warrants.

We have revised the cover page disclosure in response to the Staff’s comment.

2.

We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that certain of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

We have revised the cover page disclosure in response to the Staff’s comment.

3.

Please disclose on the cover page that cash proceeds associated with the exercise of warrants to purchase your Class A Shares are dependent on your stock price, that the warrants are currently out of the money and, therefore, the company is unlikely to receive proceeds from the exercise of the warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds sections. As applicable, describe the impact on your liquidity.

We have revised the disclosure on the cover page and elsewhere in the prospectus in response to the Staff’s comment.

Prospectus Summary

Risks Related to Our Business, page 10

4.	You refer in this section to the risk that your management has limited experience in operating a public company, but you have not included a related risk factor in the risk factor section. Please add a risk factor. Also, disclose in the risk factor that the company did not timely file its Form 10-Q for the quarter ended March 31, 2021 and address the risk that you may not be able to file timely in the future.

We have revised the risk factor disclosure in response to the Staff’s comment.

Future sales, or the perception of future sales, of SoundHound AI’s common stock by

SoundHound AI or its existing stockholders..., page 30

5.	You state that "[f]uture" sales of common stock issued in connection with the Business Combination or subject to registration rights agreements may cause the market price of your securities to drop significantly. This statement should be updated given that this prospectus is facilitating those sales. In this regard, you should move the disclosure about the substantial number of shares currently being offered from the risk factor directly above entitled, "We do not intend to pay cash dividends for the foreseeable future." To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, certain of the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

We have revised the risk factor disclosure in response to the Staff’s comment.

Selling Securityholders, page 102

6.	You indicate on the prospectus cover page that you are registering the resale of securities held by EarlyBirdCapital and its affiliates. We note that EarlyBirdCapital is a registered broker-dealer. In the selling securityholder table, EarlyBirdCapital is listed as offering Class A common stock and warrants for resale. Please also identify any affiliates of EarlyBirdCapital who are offering securities. In addition, tell us whether the securities being offered by EarlyBirdCapital or its affiliates were received as compensation or whether they were purchased, for example, in the private placement of units in connection with the company's initial public offering. Identify EarlyBirdCapital and its affiliates as underwriters for those securities not received as compensation.

We have revised the selling securityholder table to identify affiliates of EarlyBirdCapital in response to the Staff’s comment.

We have discussed this comment with counsel to EarlyBirdCapital, and have been advised that, in the view of EarlyBirdCapital, EarlyBirdCapital is not an underwriter with respect to any of the securities currently held by it or its affiliates because EarlyBirdCapital and its affiliates have held all such securities for at least six months. Reference is made to question 128.02 of the Division’s Compliance and Disclosure Interpretations – Securities Act Rules, which provides that an underwriter may resell the unsold portion of a sticky public offering as if it were compensation after six months from the last sale under the registration statement and by following Rule 144 except for filing the Form 144. The Interpretation appears to reflect a view that securities acquired by an underwriter, even in the context of a distribution, are deemed to have come to rest six months after the last sale under the registration statement and are no longer deemed to be part of a distribution. The Company’s initial public offering was consummated on March 15, 2021. . Accordingly, EarlyBirdCapital does not believe that it or any of its affiliates should be deemed to be an underwriter in connection with the Registration Statement.

General

7.	Please update your financial statements and related disclosures for the quarter ended March 31, 2022.

We have revised the disclosure throughout the prospectus to update for the quarter ended March 31, 2022 in response to the Staff’s comment.

8.	Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices at which the Sponsor and other private investors acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor and other private investors may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Disclose the potential profit the selling securityholders will earn based on the current trading price.

We have revised the disclosure throughout the prospectus in response to the Staff’s comment.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Matthew Bernstein, Esq., at mbernstein@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Keyvan Mohajer
Keyvan Mohajer, Chief Executive Officer and Director

cc:	Matthew Bernstein, Esq.
Ellenoff Grossman & Schole LLP

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